UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(C) OF
THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

AMERICAN BIOCARE, INC.
Formerly American Development & Investment Fund, Inc.

1365 N. Courtenay Parkway, Suite A
Merritt Island, Fl 32953
(Address of Principal Business Office)
(No. & Street, City, State, Zip Code)

814-00721
(Commission File Number)

(321) 452-9091
(Telephone Number, including area code)

In addition to completing the cover page, a company withdrawing its election under Section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

A. [  ] The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

B. [  ] The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

C.  [  ] The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

D. [X] The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company's new business. Give the date of the shareholders' or partners' meeting and the number of votes in favor of the proposed to the change.

The Company has changed its business plan to become an operating company in the healthcare field.  In support of that change, the corporate name has been changed to American BioCare, Inc.  As part of its new business plan, the Company also has engaged an investment bank to assist in raising operating funds, and the Board of Directors and shareholders have approved the filing of a Certificate of Designations with the Secretary of State of Nevada to create two classes of common stock, Series A and Series B, which will be filed shortly.

The change in business plan, termination of the business development company election, change in corporate name, creation of Series A and Series B common stock and the adoption of a stock compensation plan, all were approved unanimously by our Board of Directors on June 18, 2010.  Also on June 18, 2010, a majority of our shareholders, representing 22,461,822 shares out of 39,336,000 common shares outstanding, or 57.5 percent of the outstanding shares entitled to vote, approved the same actions in writing, as permitted under Nevada law.  Subsequently, additional shareholders of the Company also approved the same actions in writing, as a result of which the actions have been approved by more than 90 percent of the shares entitled to vote.

On June 18, 2010, the Company filed a Preliminary Form 14C Information Statement with the Commission giving notice to all shareholders of the actions proposed and approved by our Directors and a majority of our shareholders.  On July 12, 2010, we filed a Definitive Form 14C with the Commission and sent copies to all of our shareholders on the same day. The corporate actions approved by the Board of Directors and a majority (more than 90 percent) of our shareholders, became effective 20 days after the sending of the Definitive Information Statement to our shareholders on July 12, 2010, or on August 2, 2010.  We are now implementing the approved actions, including the filing of this Form N54-C Notice.

E. [  ] The company has filed a notice of registration under Section 8 of the Act. State the filing date of the Company's notice of registration (Form N-8A) under the Act.

F.  [  ] Other. Explain the circumstances surrounding the withdrawal of election.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in Merritt Island, Florida on the 16th day of August, 2010.

AMERICAN BIOCARE, INC.
By:
/s/       Gary D. Lewis
Name: Gary D. Lewis
Title:  Chairman